Exhibit 99.3

10 December 2003

Director’s Shareholding

Karim Naffah, the Finance Director of Mitchells & Butlers plc (“MAB”), on 10 December 2003, acquired 10,000 MAB ordinary shares at 228.7196p per share, bringing his total holding in MAB to 28,840 ordinary shares of 7 1/12p each.

M J N Bridge
Deputy Secretary
0121 498 4526